Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Boise Cascade Company:

We consent to the incorporation by reference in the registration statement (No. 333-212976) on Form S-8 of Boise Cascade Company of our reports dated February 22, 2021, with respect to the consolidated balance sheets of Boise Cascade Company as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of Boise Cascade Company. Our report refers to a change in its method of accounting for leases as of January 1, 2019 due to the adoption of FASB Accounting Standards Update ASU No. 2016-02, Leases (Topic 842).
/s/ KPMG LLP
Boise, Idaho
February 22, 2021